Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement No. 333-161175 on Form S-8 of our report dated March 15, 2016, relating to the 2015 consolidated financial statements and financial statement schedule of Altisource Portfolio Solutions S.A. and subsidiaries (the “Company”), before the retrospective adjustments to the disclosures for a change in the composition of reportable segments referred to in Note 24, which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph related to the concentration of revenue with Ocwen Financial Corporation (“Ocwen”) and an emphasis of a matter related to the uncertainties faced by Ocwen, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2017.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 22, 2018